EXHIBIT 12

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/28/25 to 6/18/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/28/2025	Sell	1,059	10.83
5/29/2025	Sell	1,900	10.85
5/30/2025	Sell	12,800	10.82
6/2/2025	Sell	3,379	10.83
6/3/2025	Sell	14,793	10.82
6/4/2025	Sell	25,184	10.82
6/5/2025	Sell	1,349	10.85
6/6/2025	Sell	11,580	10.78
6/10/2025	Sell	800	10.80
6/11/2025	Sell	9,505	10.81
6/12/2025	Sell	3,695	10.82
6/13/2025	Sell	2,631	10.72
6/16/2025	Sell	100	10.74
6/17/2025	Sell	3,800	10.73
6/18/2025	Sell	36,994	10.74